THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
AMERICAN PLAZA II
57 WEST 200 SOUTH
SUITE 310
SALT LAKE CITY, UTAH 84101

ALSO ADMITTED IN CALIFORNIA(INACTIVE)	TELEPHONE (801) 359-9300 FAX (801) 359-9310 EMAIL: rnvance@qwest.net
June 26, 2006
Elaine Wolff, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Caneum, Inc.
File No. 333-134963
Registration Statement on Form SB-2
Amendment No. 1
Dear Ms. Wolff:
     Attached for filing is the first amended filing by Caneum, Inc. (the “Company”) of its registration statement on Form SB-2. In response to the comments in your letter dated June 20, 2006, I have been authorized by the Company to provide you the following information:
Selling Stockholders
1.	We note that you intend to register shares of common stock which are issuable upon the future possible occurrence of certain events. We refer in particular to the following footnote disclosure on page 36:

Footnote (4), related to 320,000 common shares issuable upon exercise of certain warrants that “may be issued upon conversion of warrants;”

Footnote (5), related to 2,600,000 common shares issuable upon conversion of Series A Preferred Stock if you do not “meet certain adjusted EBITDA targets for 2006 and 2007;” and

Footnote (5), related to 240,000 common shares issuable if this registration statement is not declared effective by September 24, 2006 “or maintained effective through March 24, 2008.”

Elaine Wolff, Branch Chief
June 26, 2006

Please note that you may not register for resale any securities that are not yet issued or deemed issued. Please provide us the basis for your belief that you are able to register the shares listed above, or revise your registration statement to remove these shares.
Response: The number of shares being registered for resale in this offering has been reduced by 3,480,000 shares which reflect the number of shares that are not yet issued or deemed issued. The shares removed from registration consist of 2,840,000 shares issuable to Barron Partners in the event the Company fails to meet certain milestones and 640,000 shares underlying warrants issuable to Ascendiant Securities in the event outstanding warrants held by Barron Partners were to be exercised. As a result of the reduction in the number of shares being registered, the following changes have been made to the registration statement:
•	The fee calculation table on the cover page of the registration statement has been amended to remove the 3,480,000 shares included in the original filing. The total number of shares set forth in this table is 14,379,545, all of which have been issued or are deemed issued.

•	The total number of shares included in this offering as reflected on the cover page of the prospectus has been changed to 14,379,545, and the references to the 3,480,000 shares have been removed from the first paragraph on the prospectus cover page and in the “Prospectus Summary” Section under the heading “The Offering” on pages 2 and 3.

•	In the table included in the “Security Ownership of Certain Beneficial Owners and Management” Section starting on page 33, the percentages after the offering have been recalculated to reflect the revised number of shares being included in this offering.

•	The table included in the “Selling Stockholders” Section has been amended to reflect the reduction in the number of shares being offered by both Barron Partners and Ascendiant Securities and the change in percentage ownership after the offering based on the reduction in the number of shares proposed to be sold in this offering.

•	Also, the number of shares beneficially owned and to be owned after the offering by Gary Allhusen, Mitro Living Trust and Trymetris Capital Fund, as well as footnotes 6 for Mr. Allhusen, and 18 for Trymetris Capital Fund, have been corrected.

•	The number of shares beneficially owned and to be owned after the offering by Luan Dang, Roger Goulette and Avtar Ranshi, as well as footnotes 8 for Mr. Dang, 10 for Mr. Goulette, and 16 for Mr. Ranshi, have been updated to account for vesting of options as of June 22, 2006.
2.	We note from your disclosure on page 35 that you are registering 253,447 shares on behalf of the Mitro Living Trust. We note further that Mr. Mitro may have the right under his current consulting agreement to receive additional common shares in the future. Consistent with comment number 1 above, please confirm that all of the shares being registered on behalf of the Mitro Living Trust have already been issued to the trust. In addition, please reconcile your disclosure in the chart on page 35 that 253,447 is the total number of shares held by the Mitro Living Trust with your disclosure in footnote (5) on page 35 that the Mitro Living Trust holds 644,345 shares.

Elaine Wolff, Branch Chief
June 26, 2006

Response: This will confirm that all of the shares being registered on behalf of the Mitro Living Trust have already been issued to the trust. The difference between the number of shares held by the trust in footnote five on page 35 and the number reflected in the chart of selling security-holders reflects the fact that not all of the shares held by the trust are being registered for resale in this offering. The additional shares not being registered by the trust have been held for more the one year and are eligible for resale under Rule 144. Therefore, Mr. Mitro decided not to include them in the number of shares being registered in this offering.
3.	The aggregate number of common shares to be offered by selling security-holders listed in the chart on page 36 is 18,499,545, which exceeds 17,859,545, the aggregate amount of securities set forth in the fee table and on the prospectus cover page. Selling security holders may not offer for resale more securities under this prospectus than the number you have registered in the fee table. Please revise or advise.
Response: The chart on pages 35 and 36 has been revised to reflect 14,379,545 shares being offered for sale by selling security-holders, the total number of shares reflected in the fee table and on the prospectus cover page.
4.	We note that Ronald Vance, legal counsel issuing the opinion set forth as Exhibit 5.1, also serves as your corporate secretary and owns shares of your common stock with a value in excess of $50,000. Please revise your disclosure to provide, in a separately captioned section, the disclosure required by Item 509 of Regu1ation S-B with respect to Mr. Vance.
Response: Language has been added in the section titled “Legal Matters” on page 43, to disclose that I beneficially own 70,819 outstanding common shares of the Company and warrants to purchase 25,000 shares exercisable at $1.40 per share at any time through June 1, 2010, and that I have acted as corporate secretary for the Company since August 14, 2003.
Additional Items
     On June 22, 2006, Gary Allhusen, the Company’s Executive Vice-President, was appointed as Chief Operating Officer and was designated as the Principal Financial Officer and the Principal Accounting Officer for the Company. This change has been reflected throughout the registration statement as follows:
•	In the “Business and Properties” Section under the heading “Recent Events—Tier One” on page 17 and under the heading “Employees” on page 21, language has been added to designate Mr. Allhusen as both the Executive Vice-President and Chief Operating Officer and the information has been updated to June 22, 2006.

•	In the “Management” Section under the heading “Current Management” on page 22, the table of current officers and directors has been updated to June 22, 2006,

Elaine Wolff, Branch Chief
June 26, 2006

and amended to add the title of COO for Mr. Allhusen. In his biographical information in this section on page 24, language has been added disclosing the appointment of Mr. Allhusen as Chief Operating Officer, and designation as Principal Financial and Accounting Officer on June 22, 2006.

•	Also in the “Management” Section under the heading “Indemnification” on page 27, language has been added to designate Mr. Allhusen as both the Executive Vice-President and Chief Operating Officer.

•	In the “Executive Compensation” Section under the heading “Employment and Consulting Contracts” on pages 29 and 30, language has been added to disclose the extension of Mr. Allhusen’s employment agreement through March 29, 2008, and the granting of options to purchase 250,000 shares.

•	In the “Security Ownership of Certain Beneficial Owners and Management” in the table on page 34, as well as footnote 8 on page 35, the information in the table has been updated to June 22, 2006, and the number of shares beneficially owned by Mr. Allhusen has been amended to reflect the vested options granted on June 22, 2006.

•	In the “Selling Stockholder” Section in the table on page 35, and footnote 6 on page 36, the number of shares beneficially owned by Mr. Allhusen has likewise been amended to correspond to the above-referenced beneficial ownership table and to disclose his appointment as Chief Operating Officer on June 22, 2006.

•	In Item 24, “Indemnification of Directors and Officers” of Part II, language has been added on page II-1 to designate Mr. Allhusen as both the Executive Vice-President and Chief Operating Officer.

•	In Item 26, “Recent Sales of Unregistered Shares” of Part II, the 250,000 options granted to Mr. Allhusen have been added to the table on page II-3.

•	The Signature page has been amended to designate Mr. Allhusen executing the amended filing in his capacity as Principal Financial Officer and Principal Accounting Officer. Mr. Mudan, the Company’s President, has still signed on behalf of the Company and in his capacity as Chief Executive Officer.
     Typographical errors in the spelling of “Barron” were corrected on pages 7, 37, and 40 of the prospectus.
     On the cover page of the prospectus, the date of the latest sales price of the Company’s common stock has been updated to June 26, 2006.
     The number of shares outstanding has not changed since June 2, 2006, the date used consistently in the prospectus, but the date has been revised to June 22, 2006, in the “Prospectus Summary” Section on page 3, in the “Risk Factors” Section on page 6, in footnote 2 to the beneficial ownership table on page 34. Likewise, in the “Market for Our Common Stock” Section under the heading “Market Information” on page 8, the number of outstanding options

Elaine Wolff, Branch Chief
June 26, 2006

has been revised to reflect the 250,000 options granted to Mr. Allhusen, and the lapsing of 5,000 options of another individual after June 2, 2006, and to update the information to June 22, 2006. Under the heading “Holders” on page 8, the date referencing the number of shareholders has also been updated to June 22, 2006.
     In footnote 4 of the table in the “Selling Stockholders” Section, language has been added to designate the individuals who beneficially control the voting and hold the dispositive power over the Company’s shares owned by Ascendiant Securities.
     The number of shares beneficially owned by Robert F. Mitro in the beneficial ownership table on page 33, and in footnote 5 to this table, has been corrected to reflect all of the shares beneficially owned by him. The number of shares beneficially owned by Avtar Ranshi, Luan Dang and Andrew Miller, including corresponding percentages and footnotes, have been updated to reflect the current vesting of options held as of June 22, 2006. These changes, and the additional options held by Mr. Allhusen also resulted in a change in the total shares beneficially owned by management as a group in this table.
     Item 26, “Recent Sales of Unregistered Shares” in Part II, has further been corrected on page II-3 to reflect 608 shares issued to me and 50,000 options granted to Mr. Dang prior to the original filing date and on page II-6 to reflect all of the shares issued to Mr. Mitro through the original filing date.
     In the Exhibits Table set forth in Item 27 of Part II, exhibits 4.14, 4.15, and 5.1 are designated as being incorporated by reference to the initial filing of the registration statement.
     Other than as set forth in this cover letter, no material changes have been made to the original filing. Please feel free to contact me if additional information is required.

Sincerely,
/s/ Ronald N. Vance
Ronald N. Vance

cc:	Suki Mudan, President
Gary Allhusen, COO